FIREFISH, INC.

August 5, 2009

VIA EDGAR AND FACSIMILE
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Johnson

Re:	Firefish, Inc.
Registration Statement on Form S-1
(Registration Number 156637)

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the above-referenced Registration Statement to August 7, 2009 at 4:00 PM New York time, or as soon thereafter as practicable.

We acknowledge that should the Commission or the staff, acting by delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing; the action of the Commission or the staff, acting by delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and the Registrant may not assert the Commission or staff’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Firefish, Inc.

By:	/s/ Harshawardhan Shetty
Harshawardhan Shetty
President and CEO